UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period : N/A
Commission file number 0-15829
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST CHARTER CORPORATION
10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

REQUIRED INFORMATION
     The First Charter Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

Signature

Exhibit 23

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Compensation Committee
First Charter Corporation:
We have audited the accompanying statements of net assets available for plan benefits of the First Charter Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Charlotte, North Carolina
April 28, 2008

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31	December 31
	2007	2006
Assets:
Cash	$244,418	$12,804

Investments, at fair value:
Mutual funds (cost of $28,838,574 and $27,476,736 at December 31, 2007 and 2006, respectively)	33,317,970	30,615,979
Collective Trust Fund (cost of $3,390,271 and $3,114,034 at December 31, 2007 and 2006, respectively)	3,407,165	3,087,716
First Charter Corporation common stock (cost of $7,112,597 and $6,946,304 at December 31, 2007 and 2006, respectively)	9,951,114	8,195,712
Participants’ loans receivable	832,958	694,343

Total investments, at fair value	47,509,207	42,593,750

Receivables:
Participant contributions	84,628	6,375
Employer contributions	358,026	504,617

Total receivables	442,654	510,992

Accrued income	21,598	20,298

Total assets	48,217,877	43,137,844

Liabilities:
Accrued fees payable	20,295	19,609
Miscellaneous liabilities	2,616	—

Total liabilities	22,911	19,609

Net assets available for benefits at fair value	48,194,966	43,118,235

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(16,871)	30,879

Net assets available for benefits	$48,178,095	$43,149,114

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2007

Additions:
Investment income:
Net realized and unrealized appreciation	$4,416,306
Capital gain distributions	854,213
Dividends	941,993
Interest from participant loans	63,850

Net investment income	6,276,362

Contributions:
Participants	3,595,163
Employer	1,576,468
Rollovers	358,654

Total contributions	5,530,285

Total additions	11,806,647

Deductions:
Benefits:
Benefits paid to participants	397,464
Rollovers to other plans	6,259,840

Total benefits	6,657,304

Administrative expenses	120,362

Total deductions	6,777,666

Increase in net assets available for benefits	5,028,981

Net assets available for benefits:
Beginning of year	43,149,114

End of year	$48,178,095

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1.	Description of the Plan
The First Charter Corporation Retirement Savings Plan (the “Plan”) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the “Corporation”). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation’s employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Corporation and First Charter Bank (the “Bank”), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, wealth management, investments, insurance, mortgages and employee benefit services.
During 2002, the Plan was amended to provide for the addition of an Employee Stock Ownership Plan (“ESOP”) provision. Shares of the Corporation’s common stock are held in this ESOP, which does not have any debt to the Corporation or to third parties. All such shares have been allocated to participants. Participants are entitled to exercise voting rights attributable to shares of the Corporation’s common stock allocated to their accounts.
2.	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets and changes in net assets available for plan benefits.
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Trustee and Record Keeping
Under the terms of the Trust Agreement between the Bank and the Plan, the Bank acts as trustee for the Plan. Additionally, the Bank, through its former wholly-owned subsidiary, Southeastern Employee Benefit Services (“SEBS”), acted as record keeper for the Plan until December 1, 2006. On December 1, 2006, the Bank sold SEBS to an independent third-party benefits administrator and SEBS continues to act as record keeper for the Plan.
Investment Valuation and Income Recognition
The Plan has adopted Financial Accounting Standards Board (the “FASB”) Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, (the “FSP”). The FSP requires that the Statement of Net Assets Available for Plan Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
Investments are stated at their fair value. Purchases and sales of investments are recorded on the trade date. The fair value of mutual funds and common stock is determined based on closing market quotations at December 31, 2007 and 2006. The investment contracts held by the collective trust fund is presented at fair value on the Statement of Net Assets Available for Plan Benefits. The investment in this fully benefit-responsive fund is also stated at contract value. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Interest income is recorded on the accrual basis. Dividends on mutual funds are allocated to Plan participants when paid. First Charter stock dividends are allocated to Plan participants based on record date. Participant loans receivable are stated at cost which approximates fair value. Interest rates on participant loans ranged from 5.00 percent to 9.25 percent during both 2007 and 2006.
Administrative Expenses
A portion of the administrative expenses were paid by the Plan. The amount of expenses paid by the Plan is based on each participant’s account balance, up to a $250 maximum annual fee per participant. During 2007, administrative expense of $120,362 and $105,855 were incurred by the Plan and the Corporation, respectively, and paid to the trustee, a related party.
Payment of Benefits
Benefits are recorded when paid. On separation of service due to death, disability, or retirement, a participant may elect to receive either (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account or (b) monthly or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. In service distributions from the Plan are permitted as allowed by the Code that governs these Plans.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Corporation’s contribution and an allocation of Plan earnings, and charged with an allocation of administration expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the participant’s vested account.
Participant Loans
Participants may borrow from their fund accounts in a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00 percent to 9.25 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Loans outstanding at December 31, 2007 and 2006 were $832,958 and $694,343, respectively.
Put Option
Under federal income tax regulations, the Corporation’s common stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Corporation buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The Corporation can pay the put price with reasonable interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.
3.	Potential Acquisition of Plan Sponsor
On August 15, 2007, the Corporation and Fifth Third Bancorp (“Fifth Third”) entered into an Agreement and Plan of Merger, as amended by the Amended and Restated Agreement and Plan of Merger, dated September 14, 2007, (“Merger Agreement”) by and among First Charter, Fifth Third, and Fifth Third Financial Corporation (“Fifth Third Financial”). Under the terms of the Merger Agreement, First Charter will be merged with and into Fifth Third Financial. The Merger Agreement has been approved by the Board of Directors of First Charter, Fifth Third and Fifth Third Financial. The Corporation’s shareholders approved the Merger Agreement, and the merger has been approved by all necessary state and federal regulatory agencies. The Merger Agreement remains subject to customary closing conditions. First Charter is planning for a closing in the second quarter of 2008.
Pursuant to the Merger Agreement, at the effective time of the merger, each common share of First Charter issued and outstanding immediately prior to the effective time (other than common shares held directly or indirectly by First Charter or Fifth Third) will be exchanged, at the election of the owner of the common share, into either $31.00 cash or shares of Fifth Third common stock with a value of $31.00 per share, or both. Under the terms of the Merger Agreement, approximately 30 percent of First Charter shares will be converted to cash and approximately 70 percent will be converted to Fifth Third common stock.

It is anticipated that Fifth Third will merge the Plan into the Fifth Third Master Profit Sharing (401(k)) Plan as soon as reasonably possible after the closing of the proposed merger.
4.	Reconciliation of Previously Reported Net Assets Available for Benefits
Subsequent to the filing of Form 11-K for the year ended December 31, 2006, the Corporation noted an error in its Statement of Net Assets Available for Benefits. The error was the result of an unintentional clerical mistake. The Corporation has evaluated this error and concluded that it did not materially misstate the 2006 net assets available for benefits. Below is a reconciliation of net assets available for benefits for the year ended December 31, 2006.

Net assets available for benefits, as reported in Form 11-K	$43,172,709
Adjustment to employer contributions receivable	(23,595)

Net assets available for benefits, as reported herein	$43,149,114

5.	Investments
The Plan is a participant directed plan, providing participants with eleven investment options at December 31, 2007 and 2006, consisting of mutual funds and the Corporation’s common stock.
The following is a summary of investments at fair value as of December 31, 2007 and 2006, with investments representing five percent or more of the Plan’s net assets available for benefits separately identified:

	December 31, 2007		December 31, 2006
	Number		Number
	of Shares	Amount	of Shares	Amount

First Charter Corporation Common Stock	333,259	$9,951,114	333,159	$8,195,712
Janus Advisor Forty Fund	201,076	8,336,630	229,723	7,029,517
Vanguard Index 500 Fund	50,928	6,882,866	55,206	7,209,338
American Europacific Growth Fund	102,119	5,194,783	87,181	4,059,125
Vanguard Balanced Index Fund	182,135	4,008,794	185,205	3,955,971
Federated Capital Preservation Fund	339,029	3,407,165	311,408	3,087,716
Vanguard Explorer Fund	35,822	2,550,138	34,588	2,584,043

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,416,306 as follows:

Mutual funds and collective trust fund	$2,490,536
Common stock	1,925,770

Total	$4,416,306

As of December 31, 2007 and 2006, the Plan held 333,259 and 333,159 shares, respectively, of the Corporation’s common stock. Dividends on the Corporation’s common stock were $265,044 and $236,937 in 2007 and 2006, respectively.
6.	Contributions
The Plan is a defined contribution 401(k) plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2006, an employee is eligible to become a participant in the Plan on the first entry date (the first day of each calendar month) following the employee’s first day of employment, provided that the employee has reached the age of 20. Prior to January 1, 2006, an employee was eligible to become a participant in the Plan on the Plan’s first entry date (the first day of each calendar month) following the completion of one month of service and the attainment of age 20.
Employees may contribute up to 50 percent of their qualified compensation to the Plan. Contributions were limited to a maximum amount of $15,500 and $15,000 in 2007 and 2006, respectively. Participants attaining age 50 or older prior to the close of the plan year may contribute additional catch-up contributions after contributing the maximum annual amount allowable by the IRS. The catch-up contribution is limited to $5,000 for 2007 and 2006. Participants may also contribute amounts representing distributions from other qualified plans.
Employer matching contributions to the Plan are made by the Corporation quarterly. Plan participants will receive $0.75 for every dollar contributed up to 6.0 percent of their compensation beginning in the first calendar quarter following six months of service. During 2007, employer matching contributions, net of forfeitures, totaled $1,576,468 with forfeitures totaling $169,026. The Corporation may also make a discretionary non-elective contribution amounting to 3.0 percent of an employee’s compensation. To receive the non-elective discretionary contribution, an employee must have (1) completed one year of service, (2) been an employee on January 1st or July 1st of the succeeding year and (3) been employed on the last day of the Plan year in which the proceeding requirements were met. The Corporation did not make a discretionary non-elective contribution in 2007 or 2006. The Corporation may also make a discretionary supplemental matching contribution to Plan participants with six months of service and employed on the last day of the plan year, based on the Corporation’s earnings per share for the corresponding year. There was no discretionary supplemental matching contribution made by the Corporation in 2007.
7.	Participant Accounts, Benefits and Vesting
The net investment income or loss is allocated to the individual participant accounts on a daily basis. Employer matching contributions are allocated to individual participant accounts quarterly. Employer discretionary non-elective and employer discretionary supplemental matching contributions are allocated to individual participant accounts annually. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant account. Employee contributions and the related net investment income or loss are fully vested at all times. Participants become 25 percent vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25 percent for each additional year of service. Participants become 100 percent vested following the earlier of five years of credited service, disability or death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of employer contributions. Non-vested amounts will be forfeited and used to reduce the employer’s contribution. This forfeitable amount will remain in the participant’s individual account until the December 31 valuation date coinciding with or next following five consecutive one-year breaks in service. Excess contributions by the Corporation are also deemed to be non-vested forfeited balances. Forfeitures totaling $169,026 and $202,146 in 2007 and 2006, respectively, were used to reduce contributions receivable from the Corporation. Unused remaining forfeitures totaled $1,000 at December 31, 2007 and 2006.
Participants may withdraw, in whole or in part, the current portion of their Extra Savings Account (after-tax contributions) and Rollover Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the “Committee”). An employee must obtain the Committee’s approval before such a distribution will be made and this withdrawal will result in a six-month suspension of the participants’ before tax contribution account contributions.
Participants, at their retirement date, may elect to receive the accumulated benefits due him or her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from a fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his or her spouse. Such benefits are also payable to the participant if he or she becomes permanently disabled or to his or her beneficiaries upon his/her death.

8.	Plan Amendments
No plan amendments were made during 2007. During 2006, the Plan was amended to remove certain restrictions related to participant loans. Additionally, during 2006, the Corporation acquired GBC Bancorp, Inc. (“GBC”) and the Plan was amended to allow former GBC employees to immediately participate in the Plan and to receive vesting credit for prior service at GBC.
9.	Plan Termination
Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue any discretionary contributions at any time. If the Plan is terminated or there is a complete discontinuance of contributions, each participant becomes fully vested in the amount allocated to his or her individual account.
10.	Tax Status
The IRS issued its latest determination letter with respect to the Plan on September 5, 2003. The letter stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.
11.	Risks and Uncertainties
The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
As discussed in Note 3, the Corporation has entered into the Merger Agreement with Fifth Third. The Plan’s investments include First Charter common stock and, as such, the First Charter common stock price could be adversely affected if the proposed merger with Fifth Third is not completed. This risk includes, but is not limited to, the extent that the First Charter common stock price includes a premium based on the assumption that the proposed merger will be completed.
12. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	December 31	December 31
	2007	2006

Net assets available for benefits per the financial statements	$48,178,095	$43,149,114
Amounts allocated to withdrawing participants	(240,074)	(218,650)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,871	(30,879)

Net assets available for benefits per the Form 5500	$47,954,892	$42,899,585

The following is a reconciliation of total benefits per the financial statements for the year ended December 31, 2007, to Form 5500:

December 31
2007

Total benefits per the financial statements	$6,657,304
Amounts allocated to withdrawing participants at December 31, 2007	240,074
Amounts allocated to withdrawing participants at December 31, 2006	(218,650)

Benefits paid to participants per Form 5500	$6,678,728

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but paid subsequent to year-end.
The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31
2007

Total investment income per the financial statements	$6,276,362
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	47,750

Total investment income per the Form 5500	$6,324,112

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

Supplemental Schedule
FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issuer, borrower,		Current
lessor or similar party and description of investment	Cost	Value
Participant loans:
* Participant loans receivable at various rates ranging from 5.0 percent through 9.25 percent	$—	$832,958

Mutual funds:
* First Charter Corporation Common Stock	7,112,597	9,951,114
Janus Advisor Forty Fund	5,528,681	8,336,630
Vanguard Index 500 Fund	6,116,958	6,882,866
American Europacific Growth Fund	4,459,545	5,194,783
Vanguard Balanced Index Fund	3,533,786	4,008,794
Vanguard Explorer Fund	2,709,508	2,550,138
Federated Income Trust Fund	2,094,677	2,086,427
Vanguard Mid Cap Index Fund	1,573,037	1,731,289
Vanguard Windsor II Fund	1,816,111	1,702,015
Dreyfus Premier Small Cap Fund	1,006,271	825,028

Collective trust funds:
Federated Capital Preservation Fund	3,390,271	3,390,294	**

Total	$39,341,442	$47,492,336

*	Party-in-interest, not a prohibited transaction.

**	Valued at contract value as the contracts are fully benefit-responsive.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

	By:	FIRST CHARTER BANK, Trustee

Date: April 25, 2008	By:	/s/ Robert E. James, Jr.

Robert E. James, Jr. President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.

23	Consent of KPMG LLP